UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 5, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Applied Micro Circuits Corporation

File No. 000-23193 - CF#28463

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        Applied Micro Circuits Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on May 17, 2012, as amended.

        Based on representations by Applied Micro Circuits Corporation Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 2.5	through November 30, 2013
Exhibit 10.66	through November 30, 2013
Exhibit 10.67	through November 30, 2013
Exhibit 10.68	through November 30, 2013
Exhibit 10.69	through July 14, 2015
Exhibit 10.70	through July 14, 2015
Exhibit 10.71	through July 14, 2015
Exhibit 10.72	through July 14, 2015
Exhibit 10.73	through July 14, 2015
Exhibit 10.74	through July 14, 2015

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel